Exhibit 99.2

Kadimastem Ltd.

Interim Financial Statements as of June 30, 2024

Unaudited

Table of Contents

Page

Statements of Financial Position	2
Statements of Profit or Loss and Other Comprehensive Income	3
Statements of Changes in Equity	4-6
Statements of Cash Flows	7-8
Notes to the Financial Statements	9-16

KADIMASTEM LTD.

STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2024	2023	2023
	Unaudited		Audited
CURRENT ASSETS	USD in thousands
Cash and cash equivalents	548	1,132	1,146
Pledged cash	130	-
Accounts receivable	493	399	451

Total current assets	1,171	1,531	1,597

NON-CURRENT ASSETS
Pledged cash	-	156	170
Right of use asset	80	568	312
Property and equipment	179	329	228

Total non-current assets	259	1,053	710

Total assets	1,430	2,584	2,307

CURRENT LIABILITIES
Loan from bank	317	318	301
Loans from interested parties	756	755	852
Trade payables	322	526	532
Accounts payable	164	278	226
Current maturities of lease liabilities	144	429	361
Deferred grants	-	50	-
Convertible loan	743	-	230 (*)
Conversion component of convertible loan and warrants	1,145	-	1,002 (*)

Total current liabilities	3,591	2,356	3,504

NON-CURRENT LIABILITIES
Employee benefit liabilities, net	6	19	5
Lease liabilities	-	164	-

Total non-current liabilities	6	183	5

Total liabilities	3,597	2,539	3,509

EQUITY
Share capital	1,238	1,238	1,238
Share premium	62,286	61,418	62,286
Warrants	1,273	1,273	1,273
Reserve from share-based payment transactions	546	1,359	518
Reserve from transactions with related parties	4,013	3,708	3,830
Foreign currency translation reserve	(941)	(951)	(1,002)
Accumulated deficit	(70,582)	(68,000)	(69,345)

Total equity	(2,167)	45	(1,202)

	1,430	2,584	2,307

(*)	Reclassified – see Note 2b.

The accompanying Notes are an integral part of the interim financial statements.

November 7, 2024
Date of approval of the financial statements	Ronen Twito	Uri Ben Or
	Executive Chairman and President	CFO

KADIMASTEM LTD.

STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	6 months ended June 30,		Year ended December 31,
	2024	2023	2023
	Unaudited		Audited
	USD in thousands

Research and development expenses, net	410	1,049	1,608
Marketing expenses	-	75	81
General and administrative expenses	376	678	1,303

Operating loss	786	1,802	2,992

Financing expenses, net	485	158	317

Loss before taxes on income	1,271	1,960	3,309
Tax benefit	(34)	(40)	(54)

Total loss	1,237	1,920	3,255

Other comprehensive income (loss) net of tax effect:

Amounts that will not be subsequently reclassified to profit or loss:
Actuarial loss in respect of defined benefit plans	-	-	(10)
Adjustments arising from translating financial statements from functional currency to presentation currency	61	(47)	(98)
	61	(47)	(108)

Total comprehensive loss	1,176	1,967	3,363

Basic and diluted loss per share (in USD)	0.03	0.05	0.08

The accompanying Notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Warrants	Reserve from share- based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands
Balance as of January 1, 2024 (audited)	1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)

Loss	-	-	-	-	-	-	(1,237)	(1,237)
Total other comprehensive (loss)	-	-	-	-	-	61	-	61

Total comprehensive loss	-	-	-	-	-	61	(1,237)	(1,176)

Shareholder transactions, net	-	-	-	-	183		-	183
Cost of share-based payment	-	-	-	28	-		-	28

Balance as of June 30, 2024	1,238	62,286	1,273	546	4,013	(941)	(70,582)	(2,167)

The accompanying Notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Warrants	Reserve from share- based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands
Balance as of January 1, 2023 (audited)	1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93

Loss	-	-	-	-	-	-	(1,920)	(1,920)
Total other comprehensive (loss)	-	-	-	-	-	(47)	-	(47)

Total comprehensive loss	-	-	-	-	-	(47)	(1,920)	(1,967)

Issue of shares, net	157	1,473	-	-	-	-	-	1,630
Expiration of departed employees options	-	104	-	(104)	-	-	-	-
Expiration of warrants	-	1,473	(1,473)	-	-	-	-	-
Shareholder transactions, net	-	-	-	-	190		-	190
Cost of share-based payment	-	-	-	99	-		-	99

Balance as of June 30, 2023	1,238	61,418	1,273	1,359	3,708	(951)	(68,000)	45

The accompanying Notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Warrants	Reserve from share- based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands
Balance as of January 1, 2023	1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93

Loss	-	-	-	-	-	-	(3,255)	(3,255)
Total other comprehensive (loss)	-	-	-	-	-	(98)	(10)	(108)

Total comprehensive loss	-	-	-	-	-	(98)	(3,265)	(3,363)
Issue of shares, net	157	1,450	-	-	-		-	1,607
Expiration of departed employees options	-	995	-	(995)	-		-	-
Expiration of warrants	-	1,473	(1,473)	-	-		-	-
Shareholder transactions, net	-	-	-	-	312		-	312
Cost of share-based payment	-	-	-	149	-		-	149

Balance as of December 31, 2023	1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)

The accompanying Notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

STATEMENTS OF CASH FLOWS

	6 months ended June 30,		Year ended December 31,
	2024	2023	2023
	Unaudited		Audited
	USD in thousands

Cash flows from operating activities

Loss	(1,237)	(1,920)	(3,255)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to profit or loss items:
Depreciation and amortization	272	322	620
Gain from sale of property and equipment	-	(34)	(34)
Financing expenses, net	485	158	317
Tax benefit	(34)	(40)	(54)
Theoretical wages to an interested party	65	66	130
Cost of share-based payment	29	82	149
Change in employee benefit liabilities, net	1	-	(13)

	818	554	1,115
Changes in assets and liabilities:

Increase in accounts receivable	(59)	(126)	(165)
Decrease in trade payables	(195)	(485)	(478)
Increase in deferred grants	-	52	-
Decrease in accounts payable	(55)	(68)	(123)

	(309)	(627)	(766)

Cash paid during the period for:

Interest paid	(36)	(41)	(90)

Net cash used in operating activities	(764)	(2,034)	(2,996)

Cash flows from investing activities

Proceeds from sale of property and equipment	-	46	109
Purchase of property and equipment	(4)	(7)	(6)
Change in pledged cash	35	(1)	(12)

Net cash provided by investing activities	31	38	91

The accompanying Notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

STATEMENTS OF CASH FLOWS

	6 months ended June 30,		Year ended on December 31,
	2024	2023	2023
	Unaudited		Audited
	USD in thousands

Cash flows from financing activities

Repayment of lease liability	(208)	(214)	(402)
Issue of share capital and warrants (net of issue expenses)	-	1,630	1,607
Receipt of a convertible loan from shareholders	458	-	1,242

Net cash provided by financing activities	250	1,416	2,447

Exchange rate differences on balances of cash and cash equivalents	(115)	(104)	(212)

Decrease in cash and cash equivalents	(598)	(684)	(670)

Cash and cash equivalents at beginning of period	1,146	1,816	1,816

Cash and cash equivalents at the end of period	548	1,132	1,146

The accompanying Notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 1: – GENERAL

a.	General description of the company:

Kadimastem Ltd. (hereinafter, the “Company”) was incorporated in Israel on October 6, 2008, and began its business activities on August 27, 2009. On June 6, 2013, the Company completed a public offering of its shares on the Tel Aviv Stock Exchange (“TASE”). The Company’s offices are located in Ness Ziona. The Company is engaged in the development of drugs for the treatment of terminal muscular dystrophy (also known as ALS) and diabetes in the field of regenerative medicine.

b.	These financial statements were prepared in a condensed format as of June 30, 2024, and for the six months then ended (hereinafter, “Interim Financial Statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2023 and for the year then ended and the accompanying notes (hereinafter, “the Annual Financial Statements”).

c.	As of June 30, 2024, the Company’s deficiency in equity, accumulated deficit, and working capital deficiency totaled United States Dollars (“USD”) $2,167 thousand, USD $70,582 thousand, and USD $2,420 thousand, respectively. Also, in the six months that ended June 30, 2024, the Company incurred a loss in the amount of USD $1,237 thousand and a negative cash flow from current operations in the amount of USD $764 thousand.

The Company’s ability to continue its operations depends on raising resources to finance its operations. The Company works to raise funds by making private placements to investors in Israel and/or abroad, and/or raising funds on the TASE, and/or issuing rights to its current shareholders. At the same time, there is no certainty as to the Company’s ability to generate income or raise additional capital in the future, if at all.

These factors raise substantial doubts regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments regarding the carrying amounts of the assets and liabilities and their classification, should the Company not continue to operate as a going concern.

d.

Subsequent to the reporting date, the Company entered into a definitive merger agreement (hereinafter, the “merger agreement”) with Swiss-based NLS Pharmaceutics Ltd., whose shares are traded on the Nasdaq Capital Market (NASDAQ: NLSP), for a merger of the Company through a share exchange. For further details, see Note 7e.

NOTE 2: – ACCOUNTING POLICIES

a.	Basis of preparation of the interim financial statements:

The Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

KADIMASTEM LTD.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 2: – ACCOUNTING POLICIES (CONT.)

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements, except as described below:

b.	Initial adoption of amendments to existing accounting standards

Amendment to IAS 1, Presentation of financial statements

In January 2020, the International Accounting Standards Board (“IASB”) published an amendment to IAS 1 regarding the requirements for classifying liabilities as current or non-current (hereinafter, the “Original Amendment”). In October 2022, the IASB published a subsequent amendment to the above amendment (hereinafter, the “Subsequent Amendment”).

The Subsequent Amendment stated that:

●	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

●	In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are applied retrospectively for annual periods beginning on January 1, 2024.

The Company has a loan that can be converted immediately into ordinary shares of the company, with the conversion component classified in its financial statements as a financial liability. Accordingly, as a result of the above amendment, liabilities in the amount of USD $1,232 thousand as of December 31, 2023, for the convertible loan and the conversion component for options were reclassified from non-current liabilities to current liabilities.

KADIMASTEM LTD.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 3: – DISCLOSURE OF NEW IFRS STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued International Financial Reporting Standards (“IFRS”) 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) which replaces IAS 1, “Presentation of Financial Statements”.

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity’s operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, “Statement of Cash Flows,” and IAS 34, “Interim Financial Reporting.”

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted but will need to be disclosed.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its financial statements.

KADIMASTEM LTD.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 4: – SIGNIFICANT EVENTS IN THE REPORTED PERIOD

a.	Further to what was stated in Note 15 to the Annual Financial Statements, until April 4, 2024 (hereinafter, the “Completion Date”), the investors transferred a total of additional USD $450 thousand (approximately NIS 1,692 thousand).

In accordance with the embedded derivative measurement instructions, as set forth in IFRS 9, the embedded derivative must be separated from the host contract by measuring the fair value of the embedded derivative and attributing the remaining consideration to the host contract. The embedded derivative component must be measured every period at fair value and the changes are then attributed to profit or loss (hereinafter, “Fair Value Through Profit or Loss”).

As a result, when the convertible loan was initially recognized, the Company measured the fair value of the conversion right and attributed the remainder of the consideration received for the total convertible loan to the loan component itself, which constitutes the host contract, as noted above. This component will be measured in subsequent periods at amortized cost (according to the effective interest method).

As part of the valuation performed by an independent external valuer at the Completion Date, the total consideration received by the Company in 2024 in the amount of approximately USD $450 thousand (NIS 1,692 thousand) was allocated first to the conversion component and a financial derivative in respect of the conversion mechanism which constitutes a financial liability measured initially and in subsequent reporting periods at Fair Value Through Profit or Loss, in accordance with the provisions of IFRS 9, “Financial Instruments”. The balance of the amount was attributed to the debt component which will be presented at amortized cost at a discount rate of 309%. In the six- month period ended June 30, 2024, financing expenses (interest and exchange rate differentials) were recorded for the loan in the amount of USD $441 thousand (NIS 1,629 thousand).

In accordance with the above, the details of the consideration attributed to the components received during 2024 are as follows:

Fair value
USD in thousands
Consideration attributed to the Loan, at amortized cost – host contract	88
Consideration attributed to the conversion component and the financial derivative	362
Total consideration	450

KADIMASTEM LTD.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 4: – SIGNIFICANT EVENTS IN THE REPORTED PERIOD (CONT.)

b.	The fair value estimate of the financial derivative component as of the Completion Date and June 30, 2024, was calculated as part of a valuation that was carried out by an independent external valuer using a Monte Carlo model and a binomial model. The parameters used in the calculation of the fair value according to the aforementioned model are:

	June 30 2024	The completion date

Share price	48.8	60.4
Volatility – conversion component of loan	50%	55%
Volatility –warrants	72%	73%
Risk-free interest – conversion component	4.1%	3.85%
Risk-free interest –warrants	4.5%	3.6%
Life expectancy (years)	1.17	1.25

c.	Below is the movement in the conversion and financial derivative component:

	For the 6 months ended June 30	For the year that ended on December 31
	2024	2023
	USD in thousands

Balance as of January 1	1,002	-
Initial recognition	369	943
Financing income due to the revaluation of a financial derivative and the conversion component	(188)	(35)
Revaluation recognized in OCI	(38)	94
Balance as June 30 (December 31)	1,145	1,002

d.	The measurement of the value of the conversion component and the financial derivative is classified under level 3 in the fair value hierarchy.

e.	During the reported period, following the extension of the loan repayment date from the Company’s shareholders as of June 30, 2024, the loan was revalued at approximately USD $154 thousand, which was recorded in the reserve from transactions with shareholders, less USD $35 thousand for a tax benefit (for details regarding the accounting policies, see Note 9c to the Annual Financial Statements).

KADIMASTEM LTD.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 5: – GENERAL AND ADMINISTRATIVE EXPENSES

	For six months ending June 30		For the year that ended on December 31
	2024	2023	2023
	Unaudited		Audited
	USD in thousands

Salary and related costs	93	229	416
Professional services and consultants	145	182	269
Legal fees	59	64	177
Office maintenance	4	14	22
Share-based payment:
employees, consultants, and directors	21	82	130
Directors’ fees	84	89	167
Vehicles expenses	2	2	8
Depreciation and amortization	40	50	95
Other	(72)	(34)	19
	376	678	1,303

NOTE 6: – FINANCING EXPENSES (INCOME), NET

	For six months ending June 30		Year ended on December 31
	2024	2023	2023
	Unaudited		Audited
	USD in thousands

Exchange rate differences	88	-	8
Financing expenses due to lease	18	51	82
Financing expenses for short-term credit and bank fees and others	27	16	24
Financing expenses for loans from interested party, guarantee from interested party and convertible loans	548	117	239
Financing income due to the revaluation of a financial derivative and Conversion component of convertible loan	(188)	-	(36)
Other financing income	(8)	(26)	-
	485	158	317

KADIMASTEM LTD.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 7: – EVENTS AFTER THE REPORTED PERIOD

a.	Grant from the Israel Innovation Authority

On August 5, 2024, the Company received a grant of approximately NIS 868 thousand (USD $228 thousand) from the Israel Innovation Authority (“IIA”) for the “From Development to Production” program. The Company records the expected grant as a receivable based on management’s estimate.

b.	Termination of Negotiations with IMC

Further to Note 23 to the Annual Financial Statements regarding the signing of a non-binding Memorandum of Understanding for the merger with IMC. On May 27, 2024, the negotiations between the parties for the signing of a final agreement were terminated, inter alia, due to regulatory changes in IMC’s field of activity in the US and German markets, which are not related to the company. Pursuant to the separation agreement signed between the parties on the same date, the loan provided by the Company to an IMC subsidiary under the aforementioned Memorandum of Understanding in the amount of USD $300 thousand will be repaid to the Company, including interest at an annual rate of 9% for the period outstanding, in 3 equal installments, the last of which will be transferred to the Company no later than July 31, 2024, including the accrued interest. As of the date of this Report, the Company has collected all payments in accordance with the separation agreement.

c.	Agreement with Pluri Inc. (NASDAQ: PLUR)

On July 17, 2024, the Company entered into a collaboration agreement with Pluri Inc. (NASDAQ: PLUR) (hereinafter, “Pluri”), for the clinical manufacturing (outsourcing) of the Company’s products (hereinafter, the “Agreement”) at Pluri’s manufacturing facility, in accordance with the Company’s strategic plan. The Agreement for the manufacturing of the Company’s products constitutes a milestone in the development of the AstroRx® product, as part of the Company’s preparation for a multi-center phase IIA clinical trial, as well as in the development of the IsletRx product in support of the submission of the pre-IND together with iTolerance for the continuation of the development processes of the new treatment in the field of diabetes as part of the aforementioned collaboration and in preparation for the submission of an IND application in the future. Pursuant to the Agreement, the Company will grant Pluri the right to use the knowledge developed by the Company for the purpose of manufacturing the Company’s products by Pluri, with the first phase lasting up to 12 months, in consideration for a total of approximately USD $70 thousand, which will be paid in cash and/or by the issuance of the Company’s securities, as agreed by the parties.

d.	Board Approval of Mr. Ronen Twito Dual Role as CEO and Executive Chairman

On October 22, 2024, the Board decided that Mr. Ronen Twito (hereinafter, “Mr. Twito”) would be appointed as the Company’s CEO, replacing Mr. Asaf Shiloni who completed his term as CEO on the same day. Mr. Twito will serve as both the CEO and Executive Chairman, in accordance with Section 121(c) of the Companies Law 1999, pending shareholder approval.

The Board supports this decision with the fact that Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, with an impressive track record of driving corporate growth and shareholder value across NASDAQ and TASE listed companies.

KADIMASTEM LTD.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 7: – EVENTS AFTER THE REPORTED PERIOD (CONT.)

e.	Merger Agreement with NLS

On July 28, 2024, the Company entered into a binding letter of intent for a merger transaction by way of a share exchange with the Swiss biopharmaceutical company NLS Pharmaceutics Ltd., whose shares are traded on the Nasdaq Capital Market under the symbol “NLSP” and which develops innovative treatments for rare and complex central nervous system disorders (hereinafter, “NLS”), whereby, subject to the signing of a final merger agreement and the fulfillment of certain conditions precedent at the time of completion of the merger transaction, the existing shareholders of the Company will hold 85% of the share capital of NLS (hereinafter, “Memorandum of Understanding“ and “Merger Transaction“, respectively) and the shares of the merged company as aforesaid will be traded on the Nasdaq Capital Market. Shareholders holding more than 40% of the voting rights in each of the companies have signed support agreements to vote in favor of the Merger Transaction at a meeting to be convened to approve the Merger Transaction. The agreement sets forth a number of conditions precedent related, inter alia, to actions that NLS is required to take prior to the completion of the Merger Transaction, including in relation to the arrangement of the continued tradability of its shares on the Nasdaq Capital Market and its compliance with the threshold conditions required therefor (which are expected to be examined by Nasdaq as part of the hearing scheduled for it during the month of October 2024). The Company estimates that the parties will sign a final merger agreement within the next two months, and that the Merger Transaction will be completed by the end of 2024 and at the latest in the first quarter of 2025, all subject to obtaining all necessary approvals.

The Merger Transaction is subject to the signing of a final and binding merger agreement between the parties and the completion of the Merger Transaction is subject to the fulfillment of the conditions precedent as detailed above and may be subject to additional conditions precedent as may be determined by the parties in the final merger agreement.

In October 2024, NLS reported on developments related to its merger with the Company, including receiving Nasdaq’s approval to maintain the listing of its shares on the exchange and purchasing USD $4 million of NLS obligations from third parties to meet the merger conditions.

On October 28, 2024, NLS announced that it had received final approval from Nasdaq confirming that it meets the requirements to continue trading. This is a significant condition for completing the merger. Note that as of that date not all conditions have been met.

On November 4, 2024, NLS and the Company announced that they entered into a definitive merger agreement (hereinafter, the “Merger Agreement”) to combine the two companies to focus on advancing NLS’ promising, first-in class Dual Orexin Agonist platform (“DOXA”) and the Company’s allogenic cell therapy program with its clinical assets Following the closing of the transactions contemplated by the Merger Agreement (hereinafter, the “Closing”), NLS intends to divest its other legacy assets (including the Mazindol ER but excluding the DOXA platform), and the net proceeds of any such disposition, after deducting certain costs, fees, and expenses as set forth in a contingent value agreement (hereinafter, the “CVR Agreement”), will be distributed to NLS’s shareholders and warrant holders, subject to the terms of the Merger Agreement and the CVR Agreement. At the Closing, pursuant to the terms of the Merger Agreement, NLS will issue shares of its common shares to the Company’s shareholders based on an initial target fully diluted share split, post transaction, of 85% to the Company’s stakeholders and 15% to NLS stakeholders, in exchange for 100% of the Company’s issued and outstanding shares. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and the Company and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent successful financing transaction, the parties currently estimate the fully diluted share split at the Closing will be 80% to the Company’s stakeholders and 20% to NLS stakeholders. The boards of directors of the Company and NLS have unanimously approved this transaction and expect it to close in January 2025, pending approval of each of NLS’ and the Company’s shareholders, as well as other customary closing conditions, including Nasdaq approval.